Exhibit 99.1

CONTACT
	Investor relationS	Media relationS
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-4900 2135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Q1 FY20 Financial Results

Hyderabad, India, July 29, 2019: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the quarter ended June 30, 2019 under International Financial Reporting Standards (IFRS).

Revenues	Rs. 3,844 Cr [YoY: 3% Up, QoQ: 4% Dc]

Gross Margin	51.7% [Q1 FY19: 55.7%; Q4 FY19: 52.4%]

SG&A expenses	Rs. 1,207 Cr [YoY: Flat; QoQ: 3% Dc]

R&D expenses	Rs. 361 Cr [9.4% of Revenues]

Profit before Tax	Rs. 850 Cr [22.1% of Revenues]

Profit after Tax	Rs. 663 Cr [17.2% of Revenues]

Commenting on the results, CEO and Co-chairman, GV Prasad said “This quarter, we grew in most of our key markets and hope to continue this momentum with a sharper focus on performance. We will continue  our journey of operational excellence,  cost leadership and  innovation across our businesses”.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 68.92

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q1 FY20		Q1 FY19		YoY	Q4 FY19		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	558	38,435	540	37,207	3	583	40,166	(4)
Cost of Revenues	270	18,576	239	16,479	13	277	19,113	(3)
Gross Profit	288	19,859	301	20,728	(4)	305	21,053	(6)
Operating Expenses
Selling, General & Administrative expenses	175	12,065	176	12,106	(0)	180	12,376	(3)
Research and Development expenses	52	3,609	60	4,157	(13)	53	3,662	(1)
Other operating (income)	(55)	(3,759)	(4)	(303)	1141	(5)	(330)	1038
Results from operating activities	115	7,944	69	4,768	67	78	5,345	49
Net finance (income)	(6)	(393)	(2)	(156)	152	(5)	(349)	13
Share of (profit) / loss of equity accounted investees	(2)	(163)	(1)	(83)	96	(2)	(157)	4
Profit before income tax	123	8,500	73	5,007	70	85	5,851	45
Income tax expense	27	1,872	6	446	320	22	1,507	24
Profit for the period	96	6,628	66	4,561	45	63	4,344	53
		-		-			-
Diluted Earnings Per Share (EPS)	0.58	39.91	0.40	27.45	45	0.38	26.16	53

As % to Revenues	Q1 FY20	Q1 FY19	Q4 FY19
Gross Profit	51.7	55.7	52.4
SG&A	31.4	32.5	30.8
R&D	9.4	11.2	9.1
EBITDA	29.5	21.7	22.0
PBT	22.1	13.5	14.6
PAT	17.2	12.3	10.8

EBITDA Computation

	Q1 FY20		Q1 FY19		Q4 FY19
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	123	8,500	73	5,007	85	5,851
Interest (income) net*	(3)	(239)	(1)	(46)	(3)	(215)
Depreciation#	31	2,124	32	2,214	31	2,136
Amortization#	14	958	13	896	15	1,047
EBITDA	165	11,343	117	8,071	128	8,819

* Includes income from Investments	# includes impairment charge

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 68.92

Key Balance Sheet Items

	As on 30th June, 2019		As on 31st March, 2019		As on 30th June, 2018
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	413	28,439	371	25,570	247	17,047
Trade receivables (current & non-current)	551	37,961	580	39,982	698	48,095
Inventories	510	35,137	487	33,579	457	31,498
Property, plant and equipment	785	54,083	785	54,088	827	57,020
Goodwill and Other Intangible assets	694	47,821	700	48,269	715	49,289
Loans and borrowings (current & non-current)	499	34,387	557	38,381	787	54,273
Trade payables	215	14,842	211	14,553	215	14,816
Equity	2,121	1,46,208	2,034	1,40,197	1,892	1,30,430

Revenue Mix by Segment

	Q1 FY20	Q1 FY19	YoY	Q4 FY19	QoQ
Particulars	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	32,982	30,636	8	30,384	9
North America	16,322	15,903	3	14,957	9
Europe	2,404	2,016	19	1,912	26
India	6,960	6,074	15	6,505	7
Emerging Markets	7,296	6,643	10	7,010	4
Pharmaceutical Services and Active Ingredients (PSAI)	4,539	5,409	(16)	6,765	(33)
Proprietary Products & Others	914	1,162	(21)	3,017	(70)
Total	38,435	37,207	3	40,166	(4)

Segmental Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 33.0 billion. Year-on-year growth of 8%, primarily driven by Emerging Markets, India and Europe. Sequential growth is 9%.

•	Revenues from North America at Rs. 16.3 billion. Year-on-year growth is 3%. Sequential growth of 9%, is driven by contribution from new products and increase in volumes, partly offset by price erosion coupled with adverse foreign exchange movement. We launched five new products (Daptomycin, Testosterone gel, Tobramycin, Vitamin K & OTC calcium carbonate) and re-launched Isotretinoin during the quarter.

As of 30th June 2019, cumulatively 107 generic filings are pending for approval with the USFDA (104 ANDAs and 3 NDAs under 505(b)(2) route). Of these 104 ANDAs, 58 are Para IVs out of which we believe 34 have ‘First to File’ status.

•	Revenues from Emerging Markets at Rs. 7.3 billion. Year-on-year growth is 10%. Sequential growth is 4%.

-	Revenues from Russia at Rs. 4.0 billion. Year-on-year growth of 5%. Growth primarily driven by new launches and better realizations in some of the key molecules.

-	Revenues from other CIS countries and Romania market at Rs. 1.2 billion. Year-on-year growth of 2%.

-	Revenues from Rest of World (RoW) territories at Rs. 2.1 billion. Year-on-year growth of 27%, primarily driven by new products, traction in new markets and volume traction in base business.

•	Revenues from India at Rs. 7.0 billion. Year-on-year growth of 15%, driven by volume traction and improved realizations in base business and new product launches. Sequential growth is 7%.

•	Revenues from Europe at Rs. 2.4 billion. Year-on-year growth of 19%, primarily on account of new products and volume traction on account of improvement in supplies. Sequential growth is 26%.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs. 4.5 billion. Year-on-year decline of 16% and sequential decline is 33% due to decline in the sales volume of certain products.

Proprietary Products (PP)

•	Revenues from PP at Rs. 281 million. Year-on-year decline of 61% due to absence of the derma products sales (which were divested in the previous year).

Income Statement Highlights:

•	Gross profit margin at 51.7%.

-	declined by ~70 bps sequentially and ~400 bps over that of previous year

-	sequentially – excluding the impact of one-time out licensing income of Rs. 1.8 billion realized from the sale of derma brands, the gross margins have witnessed improvement of 150 bps on a sequential basis

-	YoY impacted by price erosion due to increased competitive intensity in some of our key molecules in the US and Europe, and lower sales from PSAI business

-	Gross profit margin for GG and PSAI business segments are at 57.6% and 7.2% respectively.

•	SG&A expenses at Rs. 12.1 billion, remained flat on a year-on-year basis and declined by 3% sequentially.

•	R&D expenses at Rs. 3.6 billion. As % to Revenues- Q1 FY20: 9.4% | Q4 FY 19: 9.1% | Q1 FY19: 11.2%. Focus continues on building complex generics, bio-similars and differentiated products pipeline.

•	Other operating income at Rs. 3.8 billion; includes Rs. 3.5 billion received from Celgene pursuant to an agreement entered towards settlement of any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

•	Net Finance income at Rs. 393 million compared to Rs. 156 million in Q1 FY19. The increase is primarily on account of higher profit on sales of investments by Rs. 202 million during the quarter.

•	Profit after Tax at Rs. 6.6 billion. The effective tax rate is around 22% for the quarter.

•	Diluted earnings per share is at Rs. 39.91

•	Capital expenditure is at Rs. 1.1 billion.

Organizational Update:

With effect from August 1, 2019, Erez Israeli will be elevated as Chief Executive Officer (CEO) of Dr. Reddy’s Laboratories Limited. GV Prasad will continue as the Co-Chairman and Managing Director and Erez Israeli will continue to report to him.

Since joining Dr. Reddy’s as Chief Operating Officer (COO) in April 2018, Erez has spear-headed the transformation agenda of the organization by ensuring clear focus and strategy, setting foundations for a sustainable financial growth and leading business delivery. His appointment will help to propel the organization’s growth agenda forward.

Earnings Call Details (06:30 pm IST, 09:00 am EDT, July 29, 2019)

The Company will host an earnings call to discuss the performance and answer any questions from participants.

Audio conference Participants can dial-in on the numbers below:

Universal Access Number:	+91 22 6280 1219
Secondary number:	+91 22 7115 8120

Local Access number:	+91 70456 71221
(Available all over India)

International Toll Free Number	USA	1 866 746 2133
	UK	0 808 101 1573
	Singapore	800 101 2045
	Hong Kong	800 964 448

Playback of call:	+91 22 7194 5757, +91 22 6663 5757
Conference ID:	20718

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.